Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE UK VERSION OF THE MARKET ABUSE REGULATION (EU 596/ 2014) AS IT FORMS PART OF UK LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018, AS AMENDED

PureTech Proposes $100 Million Capital Return

Proposed capital return of $100 million by way of a Tender Offer at 250 pence per Ordinary Share

Premium of 25% to PureTech’s trailing three-day VWAP

Proposed Tender Offer follows completion of Karuna Therapeutics’ $14 billion acquisition by Bristol Myers Squibb. The Tender Offer will be launched following publication of the Company’s Full Year Results in April 2024

BOSTON — PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to changing the lives of patients with devastating diseases, today announces a proposed capital return of $100 million to its shareholders by way of a tender offer (the “Tender Offer”). The capital return of $100 million represents approximately 14% of PureTech’s market capitalization based on yesterday’s closing price. This follows the Company’s announcement that it will receive approximately $293 million gross proceeds from its remaining stake in Karuna.

The Tender Offer will be launched after the publication of the Company’s Full Year Results in April 2024, subject to market conditions, and will require shareholder approval. A circular setting out the full terms of the Tender Offer and a timetable will be published upon launch.

If the full $100 million is not returned, then the Company intends to return any remainder following the completion of the Tender Offer, by way of a special dividend.

Daphne Zohar, PureTech Founder and Chief Executive Officer commented:

“PureTech’s mission is to generate value both for patients and shareholders, and Bristol Myers Squibb’s acquisition of our Founded Entity Karuna Therapeutics for $14 billion is a testament to our execution on both fronts. We directed $18.5 million to the founding and development of Karuna, and not only have we created a potential breakthrough treatment that may change the lives of millions of people living with schizophrenia, but we have also been able to generate $1.1 billion in cash for PureTech, with potentially more to come. These resources enabled us to create an exciting crop of new medicines that position us to repeat and scale this type of outcome—and we have done so without diluting our shareholders in over six years. We are delighted to be able to purchase shares of PureTech at this valuation and to concurrently provide some liquidity to our shareholders and additional capital returns beyond the recently completed $50 million share buyback. Following this proposed tender offer, we are confident that our strong balance sheet will continue to support the development of our existing pipeline – as well as the next wave of innovative medicines. Looking forward, the board will continue to assess ongoing opportunities to improve shareholder returns.”

As noted on 8 February 2024, the Company recently completed a $50 million Share Buyback Program, which – together with the proposed Tender Offer – would constitute $150 million of capital returned to shareholders, which is approximately 21% of the Company’s market capitalization as of 18 March 2024.

The Board determined the amount of the Tender Offer after considering feedback from a number of shareholders, tax implications, and the continued support of the Company’s existing and future Programs, including the recently announced Founded Entities. PureTech aims to maintain at least three year’s cash runway, and the Board intends to evaluate its capital allocation policy regularly to assess opportunities for additional capital returns to shareholders, subject to the Company’s operational needs.

Contact:

PureTech

Public Relations

publicrelations@puretechhealth.com

Investor Relations

IR@puretechhealth.com

Jefferies International Limited

Ed Matthews

+44 (0)20 7548 4107

ematthews1@jefferies.com

Jee Lee

+44 (0)20 7029 8545

Jee.Lee@jefferies.com

EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

ben.atwell@FTIconsulting.com

U.S. Media

Nichole Bobbyn

+1 774 278 8273

nichole@tenbridgecommunications.com

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 28 therapeutics and therapeutic candidates, including two that have received both US FDA clearance and European marketing authorization and a third (KarXT) that has been filed for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Additional Information for U.S. Investors

The Tender Offer has not yet been approved by the Company’s shareholders and, accordingly, has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Tender Offer or otherwise. If the Tender Offer is approved by the Company’s shareholders and does not qualify as a Tier I offer within the meaning of Rule 13e-4(h)(8) under the Securities Exchange Act of 1934, as amended, Company intends to file a tender offer statement on Schedule TO and related materials with the SEC in respect of such Tender Offer. The Company’s security holders are advised to carefully read these documents if and when they become available, and any amendments to these documents, in their entirety before making any decision with respect to the Tender Offer, because these documents will contain important information. If and when filed, the Company’s security holders may obtain copies of these documents and other documents filed with the SEC for free at the SEC’s website at www.sec.gov. In addition, if and when filed, the Company will provide copies of such documents free of charge to its security holders.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements that relate to our expectations around our therapeutic candidates and approach towards addressing major diseases, our future prospects, developments, and strategies, and statements regarding the intent, belief or current expectations regarding the intended commencement of the Tender Offer. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 which forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (‘MAR’). Upon the publication of this announcement via a Regulatory Information Service (‘RIS’), this inside information is now considered to be in the public domain.